FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of August 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       X                               No

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 1, 2001	SUN INTERNATIONAL HOTELS LIMITED
By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.	Press Release on August 1, 2001 Sun International Announces Private Offering of $200 Million Senior Subordinated Notes Due 2011